NEWS RELEASE

Americomm Resources Corporation Announces Acquisition of Empire Petroleum Corporation, Management Changes and Report On Present and Future Operations

Tulsa, Oklahoma; June 1, 2001 - Americomm Resources (OTC: AREC) announced today that it has acquired Empire Petroleum Corporation, a private company, which increases it's working interest in the Cheyenne River Wyoming Prospect, to 75%. The acquisition of Empire, which owns a 25% interest in the Cheyenne River Prospect, was accomplished by the issue of 7,492,351 Americomm common shares or 30.6% of the total 24,476,925 shares now outstanding on a fully diluted basis.

Management changes include the appointment of John P. McGrain as Chairman and Chief Executive Officer, and Thomas J. Jacobsen as President and Chief Operating Officer of the combined company. Mr. McGrain, has 30 years experience as an investor with a focus on oil and gas companies and is currently the Chairman and interim CEO of Westlinks Resources (Nasdaq: WLKS). Mr. Jacobsen, also a Director of Westlinks, has more than 40 years experience in the oil and gas industry within Canada, the United States and internationally.

The new Board of Directors will be comprised of John P. McGrain, Thomas J. Jacobsen, Albert E. Whitehead, Thomas R. Bradley and John C. Kinnard. George H. Plewes has resigned as a director and the company wishes to express its thanks and appreciation for his valued counsel during his directorship. Al Whitehead and Tom Bradley, in addition to their board duties, will continue to manage the company's land inventory of over 100,000 acres of leases.

The company is continuing to test the Timber Draw Unit # I -AH Well utilizing methods to minimize gas flaring until gas infrastructure, contract negotiations and equipment tie ins are complete. After an extended shut in period to determine the reservoir pressure, the well flowed an average of 67 barrels oil per day and 240,000 cubic feet of gas per day during the most recent 14 days of production. Surveys have been completed and license applications are being prepared for the drilling of four additional wells expected to commence in the fourth quarter of 2001, pending the receipt of additional funding.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward- looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties incident to the Company’s business, including risks inherent in oil and gas exploration and development and other risks described in the reports and statements filed by the Company with the Securities and Exchange Commission. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information contact:

Albert E. Whitehead	(918) 587-8093
Thomas R. Bradley	(918) 587-8093
John P. McGrain	(818) 874-0937
Thomas J. Jacobsen	(403) 262-1118